Exhibit 99.4

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

January 25, 2012

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. F21 dated January 20, 2012 relating to One Year 10.10% per annum Reverse Convertible Securities due January 25, 2013 Linked to the Shares of Noble Corporation (the “Pricing Supplement”), to the product supplement dated March 10, 2011 relating to Reverse Convertible Securities Linked to the Performance of One of More Indices, Exchange Traded Funds, Reference Shares or a Basket (the “Product Supplement”), to the prospectus supplement dated March 25, 2009 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-158199-10) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Certain United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Certain United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP